Exhibit 12.1

CARDTRONICS, INC. AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	Years ended December 31,
	2014		2013		2012		2011		2010

EARNINGS:
Income before income taxes and cumulative effect of accounting changes (a)	$65,314		$65,834		$70,600		$57,057		$23,820
Fixed charges (as outlined below)	37,024		25,463		24,284		23,181		30,528
Total earnings, as defined	$102,338		$91,297		$94,884		$80,238		$54,348

FIXED CHARGES:
Interest charges (b)	$33,812		$23,086		$22,057		$21,109		$35,954
Less: Write-off unamortized debt issuance costs (c)	—		—		—		—		(7,296)
Interest component of rental expense	3,212		2,377		2,227		2,072		1,870
Total fixed charges, as defined	$37,024		$25,463		$24,284		$23,181		$30,528

Ratio of earnings to fixed charges	2.76	x	3.59	x	3.91	x	3.46	x	1.78 x
Amount of earnings insufficient to cover fixed charges	—		—		—		—		—

(a) Amount represents Income before income taxes as reported in our Consolidated Statements of Operations plus net loss (income) attributable to noncontrolling interests.
(b) Includes the amortization of debt discount and debt issuance costs.
(c) Amount included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.